SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: October, 2004	Commission File Number:	1-9059

BARRICK GOLD CORPORATION
(Name of Registrant)

BCE Place, Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario
                    Canada M5J 2S1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ___           Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant  is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ___             No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

The comparative unaudited interim consolidated financial statements of the Registrant and the notes thereto for the nine months ended September 30, 2004 prepared in accordance with U.S. GAAP, together with management's discussion and analysis of financial and operating results for the nine months ended September 30, 2004 including the operating and financial summary, (contained on pages 8 to 55 of Exhibit 1 of this Form 6-K Commission File No. 1-9059) furnished to the Commission October 28, 2004, are incorporated by reference into the Registrant's registration statement on Form F-3 (No. 333-14148).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

By:	/s/	Sybil E. Veenman
	Name:	Sybil E. Veenman
	Title:	Vice President, Assistant
General Counsel and
Secretary

Date: October 28, 2004

EXHIBIT

Exhibit	Description of Exhibit

1	Barrick Gold Corporation Third Quarter Report for 2004, including the Comparative Unaudited Financial Statements prepared in accordance with U.S. Generally accepted accounting principles ("US GAAP") and the notes thereto for the quarter ended September 30, 2004 and Management's Discussion and Analysis (US GAAP) for the same period.